DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via UPS Overnight

November 24, 2015

Kim McManus, Senior Counsel

Peggy Kim, Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	CNL Healthcare Properties II, Inc.
Registration Statement on Form S-11 Filed July 31, 2015
File No. 333-206017

Dear Ms. McManus and Ms. Kim:

On behalf of our client, CNL Healthcare Properties II, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Stephen H. Mauldin, Chief Executive Officer and President of the Company, dated August 26, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Company’s initial filing on Form S-11 on July 31, 2015, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, we have not prepared any written communications to be used in reliance on Section 5(d) of the Securities Act. We acknowledge, however, our obligations to provide these materials to the Staff and will supplementally provide them should any such materials be prepared.

2.

Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

Response: To date, we have not prepared any sales materials. We acknowledge our obligations to file supplemental sales literature prior to first use and to ensure that the sales literature sets forth a balanced presentation of the risks and rewards to investors and does not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with copies of any graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus. Several graphs are set forth on pages 97 through 102 of the prospectus under the heading “Business – Market Opportunities and Trends” and page 1 of the Company’s Form of Subscription Agreement includes the Company’s logo. These are the only graphics that we have included in the prospectus to date. We will provide any additional graphics as they become available.

4.	We note your disclosure that you may invest in mortgage, bridge or mezzanine loans or in entities that make investments in real estate. We further note your analysis on pages 28-29 in the risk factors section and on pages 97-100 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: Because we have not yet identified any investments to acquire, we are unable at this time to provide you with a specific analysis of the availability of exemptions from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”), that depend upon the nature of our investments and assets. To the extent that we identify and acquire investments during the registration process, we will update this response to account for such investments. More generally, however, as you note above we do include a discussion of investment limitations related to the Investment Company Act on pages 109 through 110 of the prospectus that sets forth an analysis of our intended investment activities and the exemptions that we expect to be available to us under Investment Company Act. For ease of reference, we have reproduced this analysis below:

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

We believe that we and our Operating Partnership will satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership will own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the Commission staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that each of the subsidiaries of our Operating Partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. We expect to rely on guidance published by the Commission staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying real estate asset. The Commission staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate-related loans in which we intend to invest are qualifying real estate assets. Thus, we intend to treat these investments as qualifying real estate assets. The Commission staff has not published guidance with respect to the treatment of commercial mortgage-backed securities for purposes of the Section 3(c)(5)(C) exemption. Unless we receive further guidance from the Commission or its staff with respect to residential or commercial mortgage-backed securities, we intend to treat residential or commercial mortgage-backed securities as a real estate-related asset.

To avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. In 2011, the Commission issued a concept release indicating that the Commission and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. To the extent that the Commission or its staff provides guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on from registration as an investment company, we may be required to adjust our strategy accordingly. Any guidance from the Commission or its staff could further inhibit our ability to pursue the strategies we have chosen.

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). It is unclear if your redemption plan fits within the parameters of this guidance in that your plan may be suspended or terminated with only 10 days’ notice. In addition, it is unclear if your plan provides for prompt payment. Please provide us with your analysis explaining how your program is consistent with the relief previously granted by the Division of Corporation Finance.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no –action letters cited above and the terms of the Company’s redemption plan, we believe that the Company’s redemption plan is consistent with the relief granted by the Staff in the above-referenced no-action letters.

With respect to notice of amendment or termination of the redemption plan, some no-action letters granted by the Division of Corporation Finance mention 30 days’ notice of any amendment or suspension of the redemption plan (see, e.g., CNL Income Properties, Inc. (letter dated March 11, 2004); Boston Capital Real Estate Investment Trust, Inc. (letter dated February 10, 2005); and Hines Real Estate Investment Trust, Inc. (letter dated June 19, 2004)), while other no-action letters (and the corresponding plans) do not mention any advanced notice at all (see, e.g. T REIT, Inc. (letter dated June 4, 2001); Behringer Harvard REIT, et al (letter dated October 26, 2004); Apple REIT six, Inc. (letter dated June 30, 2006); Clarion Partners Property Trust Inc. (letter dated May 17, 2011); American Realty Capital Daily Net Asset Value Trust, Inc. (letter dated July 21, 2011); Cole Real Estate Income Strategy (Daily NAV), Inc. (dated December 6, 2011); and Dividend Capital Total Realty Trust Inc. (letter dated July 12, 2012)). We note that Regulation 14E and Rule 13e-4 require a tender offer to remain open for, at most, 10 business days after changes to the terms of a tender offer. Even if the Staff is of the view that some prior notice is necessary for an amendment, suspension or termination of a redemption plan, we can think of no reason why the Staff would require greater notice for a change to a redemption plan than is required for changes to the terms of a tender offer. Therefore, we have revised the redemption plan to provide that if the Company’s board of directors amends, suspends or terminates the redemption plan, including any amendment to the redemption price or funding limitations, the Company will provide stockholders with at least 10 business days’ advance notice prior to effecting such amendment, suspension or termination.

With respect to “prompt payment” we find some no-action letters where prompt payment was required by the plan and some where no such requirement was included. However, the Company has revised the redemption plan to provide that generally, the Company will pay redemption proceeds on the fifth business day, but no later than the seventh business day, following the redemption date.

6.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

Response: The Company understands that it is responsible for analyzing the applicability of Regulation M to its redemption plan. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed redemption plan and believe they are consistent with the class relief granted by the Division of Market Regulation.

7.	Please revise to include the information required by Item 19 of Form S-11, or advise.

Response: Item 19 of Form S-11 refers to Item 103 of Regulation S-K, which requires that we describe any material pending legal proceedings and any proceedings known to be contemplated by governmental authorities. However, Item 103 does not require affirmation that no such proceedings are pending or contemplated. Therefore, because the Company is not a party to any material pending legal proceedings and no such proceedings are known to be contemplated by governmental authorities, the prospectus complies with the requirements of Item 103 and no additional disclosure is necessary to comply with Item 19 of Form S-11.

Cover Page

8.	Please revise to limit the cover page to one page, as required by Item 501(b) of Regulation S-K. Information that is not required by Item 501 or that is not key to an investment decision may be more appropriate in the summary or body of the prospectus.

Response: We have revised the cover page to limit the cover page to the information required by Item 501(b) of Regulation S-K and Industry Guide 5 as well as information that has been requested by various state securities examiners in connection with their review of our Registration Statement on Form S-11. In addition, prior to printing and distributing the prospectus, the cover page will be type set to ensure it does not exceed one page in length.

9.	In the third bullet point, please include a statement that discloses that there are restrictions on the transferability of your common stock and include a cross-reference to the page in the prospectus that discusses those restrictions. Refer to Item 1(b) of Form S-11 for guidance.

Response: We have revised the disclosure on the cover page as requested.

10.	Please tell us what consideration you gave to including cover page or summary risk factor disclosure regarding the adverse conditions affecting prior programs sponsored by CNL, as described on page 104.

Response: The risk factors set forth on the cover page of the prospectus and in the summary risk factor disclosure are those that make an investment in this program particularly risky. The adverse conditions affecting prior programs sponsored by CNL, as set forth on pages 115 and 116 of the prospectus, primarily resulted from the global financial crisis that affected all companies. We do not think that it is necessary to disclose the possible impact of the global financial crisis on investors in this offering because it does not particularly affect the riskiness of an investment in this program.

Forward-Looking Statements, page iv

11.

Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering.

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Response: We have removed the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, from the prospectus.

Prospectus Summary, page 1

Terms of the Offering, page 2

12.	We note that your officers, directors, advisor, and your sponsor and their affiliates may purchase shares in the offering and that such purchases will count toward meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response: As set forth on page 189 of the prospectus, purchases by officers, directors, the advisor, the sponsor and their affiliates count toward meeting the minimum offering requirement. We have revised the disclosure to clarify that there is no limit on the amount of shares that may be purchased by such affiliates and to provide that our officers, directors, the advisor, the sponsor and their affiliates are expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

Risk Factors, page 21

Your investment may be subject to additional risks if we make international investments, page 45

13.	We note that you may purchase properties in countries outside the United States. Please revise to indicate more specifically the countries or regions in which you may invest. Refer to Instruction 1 to Item 13(a) of Form S-11.

Response: Instruction 1 to Item 13(a) of Form S-11 requires that we indicate the geographic area or areas in which the Company proposes to acquire real estate or interests in real estate. Apart from the United States, the Company has not yet identified any specific countries or regions in which to invest. Nevertheless, the Company may invest outside in the United States at some point. If and when the Company has formulated plans to invest in a specific country or region outside of the United States, the Company will amend and/or supplement the prospectus accordingly.

Estimated Use of Proceeds, page 61

14.	We note that, in this section and throughout the document, you assume that 20%, 70% and 10% of shares sold in the primary offering are Class A, Class T, and Class I, respectively. Please revise your disclosure to explain your basis for that assumption.

Response: As set forth on page 66, we now assume that 5%, 90% and 5% of shares sold in the primary offering are Class A, Class T, and Class I, respectively. We also revised the disclosure to explain that (a) the 5%/90%/5% allocation assumption is based upon our dealer manager’s expectations, taking into consideration experiences of other multi-class blind pool initial public offerings of common stock by REITs as well as upcoming regulatory changes, and (b) there can be no assurance that this assumption will prove to be accurate.

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

Conflicts of Interest, page 73

Competition to Acquire Properties and Invest in Loans and Other Investments, page 73

15.	You note that CNL Healthcare Properties, Inc. may seek to engage in a liquidity event during the course of the offering and that in connection with such liquidity event CNL, on behalf of itself and its affiliates, may agree not to compete in a manner so as to limit the future acquisition of properties in certain property sectors for a certain period of time, not to exceed two years. In such an event, you would be limited in your ability to pursue or invest in properties in certain property sectors during the term of any such covenant not to compete. Since CNL Healthcare Properties, Inc. appears to share your investment objective and invests in the same types of assets in which you plan to invest, it appears that any such covenant not to compete could materially affect your business prospects and ability to implement your business objective. Please expand to provide further context, to the extent possible, regarding the likely scope of any such agreement. As drafted it appears that any such agreement may relate to the entire business objective of the registrant.

Response: While it is possible that the Company’s advisor, CHP II Advisors, LLC, could be limited by a non-compete granted by the sponsor in connection with a CNL Healthcare Properties, Inc. liquidity event, neither the sponsor nor the advisor can so limit the Company. In other words, the Company would remain free to hire a separate advisor if its current advisor could no longer advise the Company with respect to certain types of investments. We have revised the disclosure on page 82 to describe this possibility.

Investment Objectives and Policies, page 79

Investment Policies, page 79

16.	Refer to the last sentence in the third full paragraph on page 81. Please revise to describe the material terms of the revolving line of credit that will be used for financing acquisitions, working capital needs and bridge financing. Refer to Instruction 3 to Item 13(a) of Form S-11.

Response: We have removed the disclosure regarding the revolving line of credit from the prospectus; see page 92.

Joint Venture Arrangements, page 94

17.	We note that prior to entering into any joint venture with any unaffiliated co-venturer, you will confirm that the person has met certain requisite financial qualifications. Please revise to describe the required financial qualifications.

Response: We have removed the disclosure regarding financial qualifications of unaffiliated co-venturers from the prospectus; see page 106.

Prior Performance of the Advisor and its Affiliates, page 102

18.	Please cross-reference to the prior performance tables or advise. Refer to Item 8.A.1 of Industry Guide 5.

Response: We have revised the disclosure as requested; please see page 112.

Kim McManus

Peggy Kim

U.S. Securities and Exchange Commission

November 24, 2015

Management, page 110

19.	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to reimbursement provisions.

Response: In future filings subject to Item 402 or 404 of Regulation S-K disclosure, we will disclose the amount of fees paid to the advisor by type of fee and we will break out the amounts paid pursuant to the reimbursement provision.

Item 36, Financial Statements and Exhibits, page II-2

20.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final executed agreements prior to effectiveness of the registration statement.

Response: We acknowledge the Staff’s comment and will file all required exhibits as promptly as possible. We are supplementally providing draft opinions herewith. Please see Exhibit A.

We expect that any agreements that are final and executed prior to effectiveness will be filed as exhibits to the registration statement. This should include all agreements except the dealer manager agreement (which will be executed upon effectiveness). To the extent any agreements are not final and executed prior to effectiveness, we will file these agreements as exhibits to our next periodic report or earlier as required under Item 601 of Regulation S-K.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

EXHIBIT A

Exhibit 5 and Exhibit 8 Opinions

DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com T 919.786.2000 F 919.786.2200

[DRAFT OPINION]

[                    ], 2016

Board of Directors

CNL Healthcare Properties II, Inc.

450 South Orange Avenue

Orlando, Florida 32801

Re:	Registration Statement on Form S-11 (File No. 333-206017)

Ladies and Gentlemen:

We serve as counsel to CNL Healthcare Properties II, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to $2,000,000,000 of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, pursuant to the Registration Statement on Form S-11 (No. 333-206017) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion (the “Letter”) is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinions hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2. The Company’s Articles of Amendment and Restatement (the “Charter”), as filed as an exhibit to the Registration Statement and as filed by the Company with the Maryland State Department of Assessments and Taxation (the “SDAT”);

3. The Company’s Amended and Restated Bylaws, as filed as an exhibit to the Registration Statement and as adopted by the Company;

4. Resolutions (the “Board Resolutions”) adopted by the Board of Directors of the Company, relating to the registration, sale and issuance of the Shares, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

[                    ], 2016

Page Eleven

6. A certificate executed by Kevin R. Maddron, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of the Company, dated as of the date hereof; and

7. Such other documents and matters we as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinions set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5. The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinions expressed herein.

6. None of the Shares will be issued or transferred in violation of Article VII of the Charter or any other restriction or limitation on transfer and ownership of shares of stock of the Company contained in the Charter.

7. Upon the issuance of any of the Shares, the total number of Shares issued and outstanding will not exceed the total number of Shares that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions, the Charter and the Registration Statement, will be validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to

[                    ], 2016

Page Eleven

compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this Letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof.

This Letter is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this Letter as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

DLA Piper LLP (US) 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

                    , 2016

CNL Healthcare Properties II, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Re: Tax Opinion for REIT Status and Registration Statement, File No. 333-206017

Ladies and Gentlemen:

We have acted as counsel to CNL Healthcare Properties II, Inc., a Maryland corporation (the “Company”), in connection with its Registration Statement, File No. 333-206017 (as amended from time to time, the “Registration Statement”), filed with the Securities and Exchange Commission (“SEC”) relating to the offering of up to $2,000,000,000 in shares of Class A, Class T or Class I common stock, $.01 par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. § 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Company’s Articles of Amendment and Restatement (the “Charter”);

(3)	the Company’s Amended and Restated Bylaws (the “Bylaws”);

(4)	the Amended and Restated Limited Partnership Agreement of CHP II Partners, LP, a Delaware limited partnership (the “Operating Partnership”) (the “Operating Partnership Agreement”); and

(5)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and present and proposed operation of the Company, the Operating Partnership and their respective subsidiaries, if any.

[                    ], 2016

Page Eleven

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries (if any) will each be operated in the manner described in the Charter, Bylaws, the Operating Partnership Agreement and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

[                    ], 2016

Page Eleven

Based upon and subject to the foregoing, we are of the opinion that (i) commencing with the taxable year ending December 31, 2016, or the Company’s first year of material operations, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable the Company to meet the requirements for qualification and taxation as a REIT under the Code and (ii) the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of Code Section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year and each taxable year thereafter.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R § 229.601(b)(8), and the reference to DLA Piper LLP (US) contained in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,